June 7th 2006

Mr. Stephan Kirkorian
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Check Point Software Technologies Ltd. Form 20-F for Fiscal Year Ended December 31, 2005 Filed March 13, 2006 File No. 000-28584

Dear Mr. Kirkorian:

        We are in receipt of your letter dated June 7th 2006 in reference to the above filing. We are in the process of reviewing your letter and gathering information to appropriately reply and provide the requested information.

        Pursuant to a conversation with Melissa Walsh of your office we discussed a submission date of June 28th 2006. In the event of an unexpected delay, we will of course contact your office.

        Thank you for taking the time to review our filing. We look forward to working through your questions and comments.

Sincerely,

John Slavitt
General Counsel